                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 6)(1)



                                 AUTOZONE, INC.
                     --------------------------------------
                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)




                                   053332-10-2
                     --------------------------------------
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 053332-10-2             SCHEDULE 13G         PAGE   2   of   6   PAGES
          -------------                                     -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    11,739,030
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   11,739,030
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,739,030
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------

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ITEM 1.

        (a)    NAME OF ISSUER:

               AutoZone, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               123 South Front Street
               Memphis, Tennessee  38103

ITEM 2.

        (a)    NAME OF PERSONS FILING:

               KKR Associates, L.P.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

        (c)    CITIZENSHIP:

               New York

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

               055332-10-2

ITEM 3. Not applicable

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1997, KKR Associates, L.P., a New York limited partnership, was the record owner of 11,739,030 shares of AutoZone, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of


                                Page 3 of 6 pages.
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               AutoZone, Inc., beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership.

        (b)    PERCENT OF CLASS:

               7.7%

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                      11,739,030

               (ii)   Shared power to vote or to direct the vote:

                      -0-

               (iii)  Sole power to dispose or to direct the disposition of:

                      11,739,030

               (iv)   Shared power to dispose or to direct the disposition of:

                      -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable.



                                Page 4 of 6 pages.
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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998
                                       KKR ASSOCIATES, L.P.


                                       By:  /s/ Salvatore Badalamenti
                                            -----------------------------------
                                            Name:   Salvatore Badalamenti
                                            Title:  Attorney-in-Fact















                                Page 5 of 6 pages.
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                                 EXHIBIT INDEX


Exhibit 24 - Power of Attorney












                                Page 6 of 6 pages.